SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM February 5, 2026 VIA EDGAR	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-211 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com	FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ----------- ABU DHABI BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suying Li

Re:     Krispy Kreme, Inc.
Form 10-K for Fiscal Year Ended December 29, 2024
File No. 001-40573

Dear Ms. Li:

On behalf of Krispy Kreme, Inc. (the “Company”), we acknowledge receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 11, 2025, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2024.

The comment letter requested that the Company respond within ten business days or advise the Staff when the Company will respond. As we discussed with the Staff on February 4, 2026, we hereby request an additional extension to respond by no later than February 18, 2026.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (202) 371-7180.

Sincerely,

/s/ Brian V. Breheny
Brian V. Breheny

cc:    Raphael Duvivier, Chief Financial Officer, Krispy Kreme, Inc.